SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14 April 2014

AVIVA SELLS ITS STAKE IN SOUTH KOREAN
JOINT VENTURE WOORI AVIVA LIFE

Aviva plc ("Aviva") today announces that it has reached agreement to sell its entire 47% stake in its South Korean business Woori Aviva Life Insurance ("WALI") to NongHyup Financial Group ("NHFG").

WALI is majority owned by Woori Financial Holdings Company Limited ("Woori"), which has also agreed to sell its stake to NHFG as part of this transaction. The agreement is consistent with Aviva's strategy to focus on markets where it has scale or a sustainable competitive advantage to maximise return on capital. The transaction will have a neutral impact on the Group's IFRS net assets and will increase economic capital surplus by £0.2bn, recognising the reduced exposure to interest rate and credit risk.

The sale of WALI is part of a broader privatisation of Woori by the Government of South Korea.

The sale is subject to regulatory approval.

Khor Hock Seng, Chief Executive of Aviva Asia, said:

"Aviva has a strong presence in China and South East Asia, which are key future cash generators for the group. This deal provides further focus to our Asian businesses, which increased value of new business by 65% in 2013."

In January 2014 Aviva signed a joint venture agreement with Astra International, Indonesia's largest conglomerate[1], further underlining its commitment to selected markets in Asia.

-ends-

Enquiries:

Media

Nigel Prideaux    +44 (0)20 7662 0215
Yasmin Saleh     +44 (0)20 7662 8710

Analysts

Colin Simpson    +44 (0)20 7662 8115
David Elliot         +44 (0)20 7662 8048

About Aviva

•	Aviva provides 31 million customers with insurance, savings and investment products

•	We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance

•	We combine strong life insurance, general insurance and asset management businesses under one powerful brand

•	We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work

•	The Aviva media centre at www.aviva.com/media/ includes images, company and product information and a news release archive

•	For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva-2013/

•	For broadcast-standard video, please visit http://www.aviva.com/media/video/

•	Follow us on twitter: www.twitter.com/avivaplc

•	Value of new business of Aviva Asia for the year ended 31 December 2013 was £91m (FY12: £55m) (excluding Malaysia and Sri Lanka)

About WALI

•	Woori Aviva Life Insurance was established in 2008 following an agreement between Aviva and Woori Finance Holdings Company Ltd

•
WALI distributes life insurance products through Woori Financial Holdings distribution network of over 1,300 branches across 16 provinces and a sales network of over 1,600 tied agents and 138 agencies along with 51 WALI branches

About Woori

•	Woori was established as South Korea's first financial holding company in April 2001

•
Its businesses include Woori Bank (South Korea's second largest commercial bank), two regional banks (Kwangju Bank and Kyongnam Bank), Woori Investment & Securities, one of leading security firms, Woori Card, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori Investment Bank, Woori F&I, Woori Asset Management, Woori Finance Information System, Woori Private Equity, and Woori Finance Research Institute

•	Woori serves more than 23 million customers and employs about 28,000 employees, over a network of more than 1,500 domestic and worldwide branches

About NHFG

•
NHFG was first launched in 1961 as a cooperative to improve the social and economic status of farmers in South Korea. NHFG provides education, training, marketing, banking and insurance services to the agricultural industry and rural communities in South Korea

•	In March 2012, NHFG was restructured as one of South Korea's largest financial group with banking, insurance, securities, future and asset management businesses

[1]The agreement is subject to local regulatory approval

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 April, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary